Exhibit 99.1

Press Release

CENTOGENE and Lifera, a Public Investment Fund (PIF) Company, Complete Strategic Joint Venture Transaction

•	Lifera Omics, newly formed Joint Venture (JV) to be based in Riyadh, Saudi Arabia, provides state-of-the-art genomic and multiomic testing services to patients, health systems, biopharma clients, and research institutions across the Gulf Cooperation Council (GCC) region

•	CENTOGENE to receive an additional $10 million upfront JV milestone payment, following an initial $30 million investment from Lifera. Company eligible for additional performance-related milestone payments and revenue-based royalties until the year 2033

•	CENTOGENE and Lifera executive leadership to present on the collaborative vision at Global Healthspan Summit on November 30 in Riyadh

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, November 28, 2023 (GLOBE NEWSWIRE) --

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that it has completed the transaction to form a new joint venture (JV) with Lifera, a biopharmaceutical company wholly-owned by the Public Investment Fund (PIF). The JV has been formed to increase local and regional access as well as rapid delivery of world-class genomic and multiomic testing to patients in Saudi Arabia and countries of the Gulf Cooperation Council (GCC). The new JV will be located in Riyadh, Saudi Arabia, and operate under the name ‘Lifera Omics’.

“Completing this transaction marks a significant milestone on our mission to deliver data-driven, life-changing answers to patients and paves a pathway to achieving sustainable growth and profitability for CENTOGENE,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “We are now excited to leverage our leading diagnostics and multiomics expertise to build up Lifera Omics. This, together with Lifera’s strong local presence and resources, will establish widespread access to local state-of-the-art genetic sequencing and multiomic testing tailored to regional needs.”

”The completion of the joint venture with CENTOGENE marks the beginning of the next phase of Lifera’s mission to grow Saudi Arabia’s biopharma sector,” commented Dr. Ibrahim Aljufalli, Chairman of the Lifera Board. “By combining CENTOGENE’s expertise of rare, metabolic, and neurodegenerative diseases with our deep understanding of the local healthcare landscape, this marks an important moment for Saudi Arabia and the GCC – laying the foundation for our two companies to combine resources and bring superior healthcare solutions to patients and their families.”

Strong Synergy With Focus on Genetic Conditions

CENTOGENE is the current market leader in outsourced genetic testing for patients in Saudi Arabia. Lifera Omics will build on this strength with an advanced laboratory and bioinformatics infrastructure, also leveraging the CENTOGENE Biodatabank. This is the world’s largest real-world integrated multiomic data repository in rare and neurodegenerative diseases, which has more than 70 million unique variants and over 60,000 Saudi Arabian patient datasets. Lifera Omics will develop capabilities for genetic and multiomic testing and interpretation, working collaboratively with CENTOGENE globally, and serving as a vehicle for large national screening and genomics programs. As such, patients in Saudi Arabia and the GCC, a rapidly growing region with over 56 million inhabitants, will have increased access to the world’s most advanced and effective diagnostic offerings, which is at the core of Lifera’s strategic objectives to contribute to improving national resilience and health outcomes.

Additional Information

Under the terms of the transaction, both Lifera and CENTOGENE will make an investment into Lifera Omics, and the initial funding will reflect an ownership structure of an 80%-20% split between Lifera and CENTOGENE, respectively. CENTOGENE is also eligible for performance-related milestone payments, including a $10 million upfront JV milestone payment, as well as revenue-based royalties until the year 2033. Both parties will be represented on the board of Lifera Omics, and two Lifera representatives will join CENTOGENE’s Supervisory Board.

In addition, Lifera made an investment in CENTOGENE in the form of a mandatorily convertible loan with a total aggregate principal amount of $30 million. The term of the convertible loan is six months, automatically converting into common stock no more than six months from October 26, 2023, while providing CENTOGENE the ability to trigger earlier conversion.

Moelis LLC acted as a financial advisor to CENTOGENE on the transaction. Davis Polk & Wardwell London LLP acted as legal advisor to CENTOGENE on the transaction. Ernst & Young acted as financial advisor to Lifera on the transaction. Latham & Watkins acted as legal advisor to Lifera on the transaction.

Additional information regarding this announcement and the Companies’ Joint Venture can be found in the Current Report on Form 6-K that the Company intends to file today with the U.S. Securities and Exchange Commission and Form 6-K filed by the Company on Oct 27, 2023.

Upcoming Presentation Details

CENTOGENE and Lifera management will be presenting at the Global Healthspan Summit at the Four Seasons Hotel in Riyadh on November 30, 2023. To learn more about the event and their presentation on the impact of collaboration in accelerating precision medicine, visit: https://link.centogene.com/ghs

About Lifera

Lifera is a new biopharmaceutical company dedicated to advancing Saudi Arabia’s biopharmaceutical sector and building national health resilience. By developing local manufacturing capacity for vaccines, insulin, plasma therapeutics and other biologics, as well as investing in genetic testing and precision medicine, Lifera aims to ensure people in Saudi Arabia have access to reliable and affordable medicines.

Lifera will do this through partnerships and investments with leading international and Saudi companies to transfer global expertise and technology to Saudi Arabia. Wholly-owned by the Public Investment Fund (PIF), Lifera’s differentiated vision and mission make it an ideal partner to build the biopharmaceutical sector in Saudi Arabia.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

Lifera

Nisreen Qaid

Communication Director

nqaid@lifera.com.sa

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com